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CLIENT/MATTER NUMBER

078489-0133

January 28, 2014

Ms. Pamela Long Assistant Director Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Re:	Liquidmetal Technologies, Inc. Registration Statement on Form S-1 Filed December 5, 2013 File No. 333-192675

Dear Ms. Long:

On behalf of Liquidmetal Technologies, Inc. (the “Company”), we are transmitting the following responses to the Staff’s letter dated December 30, 2013 containing the Staff’s comments regarding the Registration Statement on Form S-1 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on December 5, 2013. For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text. Please be advised that the Company is filing Amendment No. 1 to the Registration Statement concurrently with the filing of this letter.

General

1.

Please note that in order to register the shares underlying the 2013 Purchase Agreement at this time, the private placement of those shares must be complete prior to filing the registration statement. This means that the 2013 Selling Stockholders must be irrevocably bound to purchase the shares, and that they cannot have the ability to make further investment decisions, including by exercising termination provisions, or to assign, transfer, renegotiate or amend the terms of the private placement after filing or effectiveness of the registration statement. Sections 8.2 and 10.3 of the 2013 Purchase Agreement and Sections 9 and 10 of the 2013 Registration Rights Agreement contain provisions that suggest that the 2013 Selling Stockholders are not irrevocably bound to purchase the shares and that the private placement may not be complete. See Question 139.17 of our Securities Act C&DIs. Please withdraw your registration statement and renegotiate these provisions before refiling a new registration statement covering shares issuable under the 2013 Purchase Agreement. We have provided you with additional comments on your filing below which you should consider in connection with any new registration statement you file.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

RESPONSE:    The Company has previously responded to this comment in the Company’s correspondence to the Commission filed on January 9, 2014.

Prospectus Cover Page

2.

Because the offering by the 2013 Selling Stockholders appears to be an indirect primary offering by the company, please identify the 2013 Selling Stockholders as “underwriters” on the cover page of the prospectus. We note your disclosure in the Plan of Distribution, but parties acting as underwriters should be identified on the cover page as well, as required by Item 501(b)(8) of Regulation S-K.

RESPONSE:    The following sentence has been added to the end of the second paragraph of the cover page of the prospectus: “The 2013 Selling Stockholders are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended.”

2013 Common Stock Purchase Agreement, pages 3 and 19

3.	Please revise your disclosure to clearly state that the 2013 Selling Stockholder’s obligations under the equity line are not transferable.

RESPONSE:    The following sentence has been added to the end of the seventh (7th) paragraph under the caption “2013 Common Stock Purchase Agreement” in the Prospectus Summary: “The 2013 Selling Stockholders may not assign their rights or obligations under the 2013 Purchase Agreement.” See page 4 of Amendment No. 1 to the Registration Statement. The same sentence has been added to the end of the tenth (10th) paragraph under the caption “2013 Common Stock Purchase Agreement” in the section of the prospectus entitled “DESCRIPTION OF 2013 COMMON STOCK PURCHASE AGREEMENT.” See page 20 of Amendment No. 1 to the Registration Statement.

4.

We note that in consideration for entering into the 2013 Purchase Agreement, you issued each of the 2013 Selling Stockholders their pro rata portion of 2,666,667 Commitment Shares. Please clarify whether you are registering the resale of these shares, as well as shares issuable under the 2013 Purchase Agreement, with this registration statement. We note disclosure to this effect in your risk factor entitled “Funding from our 2013 Purchase Agreement may be limited . . .” on page 16.

RESPONSE:    For the information of the Staff, the Company is, in fact, registering the resale of the Commitment Shares with this registration statement. The Company has added the following sentence to the end of the second (2nd) paragraph under the caption “2013 Common Stock Purchase Agreement” in the Prospectus Summary: “The Commitment Shares are being registered for resale, together with the shares that may be purchased under the 2013 Purchase Agreement, on the registration statement of which this prospectus is a part.” See page 3 of Amendment No. 1 to the Registration Statement. The same sentence has been added to the end of the second (2nd) paragraph under the caption “2013 Common Stock Purchase Agreement” in the section of the prospectus entitled “DESCRIPTION OF 2013 COMMON STOCK PURCHASE AGREEMENT.” See page 19 of Amendment No. 1 to the Registration Statement.

5.

Please explain how the Draw Down Amounts are allocated across the trading days during the Pricing Periods. Consider providing an example that shows the purchase that the 2013 Selling Stockholders are required to make each day during a Pricing Period based on a hypothetical Draw Down Amount, and further illustrate what happens if on one or more of those days, the VWAP falls below the applicable Floor Price. Will the obligation to purchase those shares be terminated, or will those shares be required to be purchased on a subsequent day in the Pricing Period when the VWAP equals or exceeds the Floor Price?

RESPONSE:    In response to this comment, three new paragraphs have been added to page 19 (following the fourth paragraph under the caption “2013 Common Stock Purchase Agreement”) to provide an example of how Draw Down Amounts are priced and settled and what would happen if the daily VWAPs fall below the Floor Price on one or more days. The added paragraphs also state that if the Draw Down Amount is reduced because the daily VWAP falls below the Floor Price, there is no obligation to purchase the amount of reduction on any future date.

6.

We note disclosure in the sixth paragraph of these sections that the 2013 Selling Stockholders have agreed that they will not engage in any short sales. However, the scenario you describe in the last sentence of the paragraph, that they will not be prohibited from selling any of the shares they are obligated to purchase under a pending Draw Down notice, describes a short position. Further, the scenario you describe in the eighth paragraph, where the company will reimburse the 2013 Selling Stockholders for shares they purchase on the open market to cover sales they made in anticipation of receiving shares under a Draw Down, also describes a short position. Please revise your disclosures to clarify, if true, that the 2013 Selling Stockholders may only sell shares they have actually acquired under the 2013 Purchase Agreement, and not shares that they still have an obligation to purchase under a pending Draw Down notice. Alternatively, if the 2013 Selling Stockholders will be able to engage in short sales, including during the pricing period, please include a risk factor discussion of this fact and the effects of short selling on the company’s stock price.

RESPONSE:    The Company has previously responded to this comment in the Company’s correspondence to the Commission filed on January 9, 2014. In addition, for the information of the Staff, three new risk factors have been added to the end of the “Risk Factors” section that include a discussion of risks associated with potential short sales of the Company's common stock.

Risk Factors, page 8
Funding from our 2013 Purchase Agreement may be limited or insufficient to fund our operations or to implement our strategy, page 16

7.

Please revise to disclose the likelihood that the company will ever receive, or will ever need, based on your disclosed business plans, the full amount of the proceeds available under the equity line agreement. The disclosure should include an explanation of why the parties chose the $20 million amount of the equity line.

RESPONSE:    This risk factor has been revised to include an explanation of why $20 million was chosen as the Total Commitment amount and to disclose the likelihood of the Company drawing down on the full $20 million.

Selling Stockholders, page 24

8.	Please revise to disclose the broker-dealer status of Empery Asset Master Ltd. and Hartz Capital Investments, LLC.

RESPONSE:    The footnotes to the 2012 Selling Stockholders table have been revised to state the broker-dealer status of the two 2012 Selling Stockholders.

Plan of Distribution, page 32

9.	Please discuss any short selling activities that the 2013 Selling Stockholders may or have engaged in with regard to the company’s securities.

RESPONSE:    Language has been added to the end of the third paragraph of the Plan of Distribution section in response to this comment (the language was added after the sentence that follows the bullet-points). Such language discloses that the 2013 Selling Stockholders have represented that they have not engaged in short sales in the Company’s securities since the date they were first contacted about the transaction and that the Company is not aware of any short sales prior to that time.

Where You Can Find More Information, page 36

10.

Your company appears to be a “penny stock” pursuant to Rule 3a51-1 of the Securities Exchange Act of 1934. Please revise your registration statement to disclose all the required information which you incorporate by reference in this section, as you are not eligible to incorporate such information if this is an offering of “penny stock.” See General Instruction VII.D.1.(c) of Form S-1. If you believe your common stock is not a “penny stock”, please provide us with a detailed analysis which supports your conclusion.

RESPONSE:    The Company has revised the registration statement to include the required information that was previously incorporated by reference.

If you have any questions or comments regarding the foregoing, please feel free to contact me.

Very truly yours,

/s/ Curt P. Creely

Curt P. Creely